McGovern Hurley LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
Canada

Tel 416-496-1234
Fax 416-496-0125
Email info@mcgovernhurley.com
Web mcgovernhurley.com

December 3, 2019

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Gentor Resources Inc.

We have read the Notice of Change of Auditor dated December 2, 2019 of Gentor Resources Inc. (the "**Corporation**") and, in accordance with section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we confirm that (a) we agree with the statements in items 1, 4 and 5 of the said Notice, and (b) we have no basis to agree or disagree with the statements in items 2 and 3 of the said Notice.

Yours very truly,

McGovern Hurley LLP

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants